REACHLOCAL, INC.

21700 OXNARD STREET, SUITE 1600

WOODLAND HILLS, CALIFORNIA 91367

May 17, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3720 100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
John Harrington, Staff Attorney
Kyle Moffatt, Accountant Branch Chief
Kathryn Jacobson, Staff Accountant

Re:	ReachLocal, Inc.
Registration Statement on Form S-1 (File No. 333-163905)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-163905) (the “Registration Statement”) of ReachLocal, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on May 19, 2010, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Bradley A. Helms at (213) 891-8640.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours, REACHLOCAL, INC.

By:	/s/ Zorik Gordon
Zorik Gordon

cc:	Christopher L. Kaufman, Esq., Latham & Watkins LLP
Bradley A. Helms, Esq., Latham & Watkins LLP